Exhibit (a)(5)(E)

FOR IMMEDIATE RELEASE

ALTABA ANNOUNCES FINAL RESULTS OF TENDER OFFER

NEW YORK— June 22, 2017 — Altaba Inc. (“Altaba” or the “Company”) (NASDAQ: AABA) announced today the final results of its modified “Dutch auction” self tender offer to purchase up to $3.0 billion of shares of its common stock, which expired at 11:59 p.m., New York City time, on June 16, 2017.

Based on the final count by Computershare Trust Company, N.A., the depositary for the tender offer, a total of 64,514,767 shares of the Company’s common stock were properly tendered and not properly withdrawn at or below the final purchase price of $53.20 per share.

In accordance with the terms and conditions of the tender offer, the Company accepted for payment, at a purchase price of $53.20, all of the 64,514,767 shares properly tendered at or below the purchase price and not properly withdrawn before the expiration date, at an aggregate cost of approximately $3.4 billion, excluding fees and expenses relating to the tender offer. These shares represent approximately 6.7% of the Company’s issued and outstanding shares as of June 20, 2017. The shares accepted for purchase include 56,390,977 shares for an aggregate purchase price of up to $3.0 billion and an additional 8,123,790 shares that the Company has elected to purchase pursuant to its right to purchase up to an additional 2% of the Company’s issued and outstanding shares without extending the tender offer.

The Company determined the final purchase price of $53.20 by multiplying the previously announced “Alibaba VWAP” of $137.1017 by 0.388, which was the lowest multiple within the Company’s specified range at which shares were tendered or were deemed to have been tendered in the tender offer that, when multiplied by the “Alibaba VWAP”, would enable the Company to purchase the maximum number of shares of the Company’s common stock properly tendered and not properly withdrawn having an aggregate purchase price not exceeding $3,000,000,000. The Company has purchased an additional 0.85% of the Company’s issued and outstanding shares that were tendered at the final purchase price, pursuant to its right to accept for payment an additional 2% of the Company’s issued and outstanding shares without extending the tender offer.

The depositary will promptly pay for the shares accepted for purchase. After giving effect to the purchase of the shares, the Company will have outstanding approximately 894,803,145 shares of common stock.

J.P. Morgan Securities LLC served as dealer manager for the tender offer, Innisfree M&A Incorporated is serving as information agent for the tender offer and Computershare Trust Company, N.A. is serving as depositary for the tender offer. For more information about the tender offer, please contact Innisfree M&A Incorporated at (877) 750-9498.

About Altaba Inc.

Altaba Inc. (NASDAQ: AABA) is an independent, publicly traded, non-diversified, closed-end management investment company registered under the Investment Company Act of 1940. Altaba’s mission is to fully realize the funds’ value for stockholders. The fund’s assets primarily—but not entirely—comprise two visionary investments made by the Company’s founders: the first a substantial investment in Alibaba Group Holding Limited, which has become one of the world’s largest online retailers, and the second in Yahoo Japan Corporation, now a leading Japanese internet company.

Prior to June 19, 2017, Altaba was known as “Yahoo! Inc.” Altaba was created after the sale of its operating businesses, at which time Yahoo! Inc. reorganized as an investment company, was renamed Altaba Inc., and began trading under the Nasdaq ticker symbol AABA.

Visit www.altaba.com for more information.